United States
                       Securities and Exchange Commission

                                   Form 12b-25
                                                          SEC File No. 000-51425
                                                             CUSIP No. 75188R106

                           NOTIFICATION OF LATE FILING

(Check One): X Form 10-K; __ Form 20-F;  __ Form 11-K; __ Form 10-Q;
            __ Form 10-D; __ Form N-SAR; __ Form N-CSR

            For Period Ended: March 31, 2009

            ___ Transition report on Form 10-K and Form 10-KSB
            ___ Transition Report on Form 20-F
            ___ Transition Report on Form 11-K
            ___ Transition Report on Form 10-Q
            ___ Transition Report on Form N-SAR

            For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I: - REGISTRANT INFORMATION

                              Rancher Energy, Corp.
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

               999-18th Street, Suite 3400, Denver, Colorado 80202
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            Address of Principal Executive Office (Street and Number)
                            City, State and Zip Code

                                       N/A
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        Former Address of Principal Executive Office (Street and Number)
                            City, State and Zip Code


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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
X day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day after the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The compilation, dissemination and review of the information required to be presented in the Form 10-K for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than fifteen days after its original prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Richard E. Kurtenbach, CAO             (303)                629-1125
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         (Name)                     (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identify report(s)

X Yes ___ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

X Yes ___ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant expects to report a net loss of approximately $46.3 million for the year ended March 31, 2009, as compared to a net loss of $13.2 million for the year ended March 31, 2008. The increased loss in 2009 includes a charge to operating expenses of approximately $39.1 million for impairment of unproved oil and gas properties. No such expense was reported in 2008.

                              Rancher Energy, Corp.
                              ---------------------
                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 29, 2009                  By:  /s/John Works
                                           -------------------------------------
                                           John Works,
                                           President and Chief Executive Officer